Filed by:  Sara Lee Corporation
Subject Company:  Coach, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
File No. 333-54402

The following communications contain certain forward-looking statements. References made in the following are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by Sara Lee Corporation with the U.S. Securities Commission, including Sara Lee's Annual Report on Form 10-K for the year ended July 1, 2000, its Quarterly Reports on Form 10-Q for the quarters ended September 20, 2000 and December 30, 2000, and the offering circular-prospectus dated March 8, 2001 which is a part of Coach, Inc.'s registration statement on Form S-4.

                 *      *        *        *        *

The following press release was issued on April 11, 2001.

Media: Theresa Herlevsen, 312.558.8489
Analysts: Janet Bergman, 312.558.8651

SARA LEE CORPORATION ANNOUNCES FINAL RESULTS
OF SUCCESSFUL EXCHANGE OFFER FOR COACH, INC. COMMON STOCK

CHICAGO (April 11, 2001) - Sara Lee Corporation (NYSE:SLE) today announced the final results of its successful exchange offer of Coach, Inc. (NYSE:COH) common stock for Sara Lee common stock, including the final proration factor of
46.9885074 percent. The exchange offer, which was oversubscribed, expired at 12:00 midnight (EDT) on April 4, 2001.

The successful conclusion of the exchange offer marks the completion of Sara Lee's divestiture of its entire investment in Coach.

"Sara Lee has realized $1.1 billion in net value for our shareholders with the divestiture of Coach," said C. Steven McMillan, president and chief executive officer of Sara Lee Corporation. "Less than a year ago, Sara Lee announced a significant reshaping of its business portfolio to strengthen its leadership position as a global branded consumer packaged goods company. With the completion of the Coach disposition, Sara Lee achieves an important milestone in its reshaping program."

Based on the final count by the exchange agent, 87,934,494 shares of Sara Lee common stock were validly tendered, including 156,907 shares held by eligible odd-lot holders. In accordance with the terms of the exchange offer, Sara Lee has accepted 41,402,285 shares of Sara Lee common stock in exchange for 35,026,333 shares of Coach common stock, on the basis of 0.846 shares of Coach common stock for each share of Sara Lee common stock.

All shares tendered by eligible odd-lot stockholders have been accepted; all other shares tendered have been accepted at the 46.9885074 percent proration factor. As a result, other than for eligible odd-lot holders, approximately one-half of all tendered shares of Sara Lee common stock was accepted.

Shares of Coach common stock will be credited promptly to accounts of tendering stockholders on the books of Coach's transfer agent, Mellon Investor Services LLC, who also acted as Sara Lee's exchange agent for the exchange offer. Shares of Sara Lee common stock not accepted by Sara Lee will be returned promptly to tendering stockholders in the manner set forth in the offering circular-prospectus. After the exchange offer, Sara Lee will have approximately 787 million shares of common stock outstanding.

Sara Lee Corporation is a global branded consumer packaged goods company with approximately $17.5 billion in annual revenues. Its leading brands include SARA LEE, DOUWE EGBERTS, HILLSHIRE FARM, KIWI, HANES and PLAYTEX.

Morrow & Co., Inc. has served as information agent for the exchange offer. Stockholders with questions about the exchange offer should call Morrow at (800) 607-0088, toll-free in the United States, or (212) 754-8000 from elsewhere. Banks and brokerage firms can call Morrow & Co. at (800) 654-2468, toll-free in the United States. Goldman, Sachs & Co. acted as dealer manager for Sara Lee in connection with the exchange offer.

Coach has filed a Registration Statement on Form S-4, including an offering circular-prospectus, relating to the exchange offer described in this press release and has filed other documents with the Securities and Exchange Commission (SEC) which contain important information, all of which investors are advised to read. These and other documents relating to the exchange offer are filed with the SEC and may be obtained free at the SEC's Web site at WWW.SEC.GOV. Holders of Sara Lee common stock may also obtain each of these documents for free by sending a request to Sara Lee Corporation, Attn:
Shareholder Services, Three First National Plaza, Chicago, Illinois, 60602.

                               # # #

The following is an Official Message published in French and German by the Swiss SWX Exchange on April 11, 2001.


Offizielle Mitteilung der SWX Swiss Exchange

Nr:   12'283
Titel:           Sara Lee Corporation, Maryland, U.S.A.
                 (Aktien des Common Stock)
Valorennummer:   968.372
ISIN:            US8031111037


Umtauschofferte der Sara Lee Corporation zum Umtausch von bis zu 41`402`285 Aktien des Common Stock der Sara Lee Corporation mit einem Nominalwert von USD
0.01 ("Sara Lee-Aktien")

in

hochstens 35,026,333 Aktien der Coach, Inc., Maryland, U.S.A., mit einem Nominalwert von USD 0.01 ("Coach-Aktien")

(Siehe Offizielle Mitteilungen Nr. 12.127 und Nr. 12.127f vom
7. Marz 2001 / Inserate in NZZ und Le Temps vom 9. Marz 2001)

Bis zum Ablauf der Umtauschfrist am 4. April 2001 (24:00 Uhr New Yorker Zeit) wurden insgesamt 87'934'494 Sara Lee-Aktien - inklusive 156'907 Sara Lee-Aktien, die von Aktionaren mit insgesamt weniger als 100 Sara Lee-Aktien gehalten wurden (Odd-Lots) - zum Umtausch in Coach-Aktien gultig angemeldet. Damit wurde die Umtauschofferte uberzeichnet.

Sara Lee wird deshalb insgesamt 41'402'285 Sara Lee-Aktien in insgesamt 35'026'333 Coach-Aktien umtauschen, und zwar im Umtauschverhaltnis von 0.846 Coach-Aktie fur jede Sara Lee-Aktie.

Da mehr als 41'402'285 Sara Lee-Aktien zum Umtausch angedient worden sind, werden die angedienten Sara Lee-Aktien im Verhaltnis von 46.9885074 Prozent anteilsmassig umgetauscht. Odd-Lot-Aktionare hingegen werden voll berucksichtigt.

Die Coach-Aktien werden den Aktionaren so rasch als moglich durch Bucheintrag ausgeliefert.

Nicht umgetauschte Sara Lee-Aktien werden den Aktionaren retourniert.

Nach Abschluss der Umtauschofferte sind insgesamt rund 787'000'000 Sara Lee-Aktien ausstehend.


Datum:        11. April 2001
Bank:         UBS AG, Zurich
Person:       Frau S. Guha
Telefon:      01/236 07 81





Information officielle du SWX Swiss Exchange


Nr: 12'283f
Titre:           Sara Lee Corporation, Maryland, U.S.A.
                 (actions de Common Stock)
Nos de valeur:   968.372
ISIN:            US8031111037

Offre d'echange de Sara Lee Corporation pour l'echange de maximum 41`402`285 actions du Common Stock de Sara Lee Corporation d'une valeur nominale de USD
0.01 chacune

en

un maximum de 35'026'333 actions du Common Stock de Coach, Inc., Maryland, d'une valeur nominale de USD 0.01 chacune



(Voir communication officielle no 12.127 et no 12.127s du 7 mars 2001 / Annonces dans la NZZ et le Temps du 9 mars 2001)

Jusqu'a l'expiration du delai d'echange du 4 avril 2001 (24.00 heures, heure de New York), 87'934'494 actions Sara Lee - y compris 156'907 actions Sara Lee detenues par des actionnaires possedant moins de 100 actions Sara Lee (fractions Odd-Lot) - ont ete presentees valablement a l'echan contre des actions Coach. De la sorte, l'offre d'echange a ete sursouscite.

C'est pourqui, Sara Lee echangera en tout 41'402'285 actions Sara Lee contre 35'026'333 actions Coach au total, dans un rapport de 0.846 action Coach pour chaque action Sara Lee.

Dans la mesure ou plus de 41'402'285 actions Sara Lee ont fait l'objet d'une demande d'echange, les actions Sara Lee proposees seront echangees au pro rata dans un rapport de 46.9885074 pour cent. En revanche, les actionnaires au benefice de fractions Odd-Lot seront pris en consideration sans restriction.

Les actions Coach seront livrees aux actionnaires le plus rapidement possible par voie d'enregistrement.

Les actions Sara Lee non echangees seront retournees aux actionnaires.

Au terme de l'offre d'echange, environs 787'000'000 actions Sara Lee sont en circulation.


date:        11 avril 2001
banque:      UBS SA, Zurich
personne:    Mme S. Guha